Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE March 24,2011 Ref: 8-2011

Rare Element Appoints 2011 Geological Team & Grants Options

Vancouver B.C. - Rare Element Resources Ltd. (NYSE Amex: “REE”; TSXV: “RES”)  has appointed the following people to lead the 2011 exploration programs at the 100% owned Bear Lodge REE and Sundance Gold Projects in Crook County, Wyoming.

James G. (“Jim”) Clark, Ph.D., L.Geo. – Vice President of Exploration

Jim Clark continues in his position as Vice President of exploration, where he has overall responsibility for all of Rare Element’s exploration activities. Dr. Clark has worked with Rare Element for the past 8 years. He has had intermittent involvement with the Bear Lodge property since 1986, up to 17 years before Rare Element acquired the project in 2002. Dr. Clark was responsible for the initial discovery and partial delineation of REE mineralization at the Bull Hill SW and Bull Hill NW deposits, and he has led the exploration teams since Rare Element acquired the project. Dr. Clark has extensive experience with the geology and mineralization of numerous REE properties in North America, and he has worked on other REE and alkaline-igneous related commodities in projects outside of North America. He received his Ph.D. in geology from the University of Oregon in 1983.

John T. Ray, M.S. – Exploration Manager

John Ray is appointed to the position of Exploration Manager. Mr. Ray is now responsible for REE and gold exploration activities at the Company’s Bear Lodge and Sundance Projects, respectively.  Following his term as Newmont Mining’s on-site project manager at the Sundance project from 2004-2009, John was retained by Rare Element to manage its Sundance gold exploration project in 2010. John supervised the work that led to the Company’s first ever gold resource estimate, announced in a news release dated March 14, 2011. John has worked previously for INCO/ACNC and as a consultant for many major mining corporations. He received his M.S. in geology from the University of North Dakota in 1979, where he did his thesis work on the Tinton alkaline complex, not far from the Bear Lodge project.

Ellen D. Leavitt, Ph.D., CPG – Chief Geologist-REE

Ellie Leavitt is appointed to the position of Chief Geologist/REE. Ellie has consulted for the Company since 2008. She managed the Company’s REE resource definition and exploration programs in 2010, overseeing the drilling of more than 45,000 feet of core and expansion of the resource base at the Bull Hill SW and Bull Hill NW deposits. Ellie will be responsible for direct oversight of the REE exploration program. She has almost 30 years of mineral exploration and environmental geology experience, and has made major contributions to the Bear Lodge REE project. Dr. Leavitt received her Ph.D. in geology from the University of Nevada, Reno in 2004.

James D. Leavitt, M.S. – Chief Geologist/Gold

James D. Leavitt is appointed as Chief Geologist/Gold. Jim will oversee all aspects of the Company’s Sundance project gold exploration program. Jim brings a wealth of gold exploration experience to the Company. He has more than 30 years of experience conducting gold and base metal exploration projects in the U.S. and internationally. Jim has worked for Noranda Exploration, Homestake Mining, the U.S. Geological Survey, U.S. Gold, and Agnico-Eagle. He received his M.S. degree in geology from the University of Oregon in 1980.

Rare Earth and Gold Exploration Teams

The Rare Element’s on-site REE exploration team will consist of 6 additional professional, geologists plus support personnel. The gold exploration team includes 3 additional geologists plus support personnel. The Company expects to have three core drilling rigs and a reverse circulation drill rig in order to accomplish a 40,000 ft+ REE drill program and a 20,000 ft + gold drill program in 2011.

Stock Option Grant

The Company has issued stock options to its directors, officers, and consultants for a total of 985,000 options to purchase common shares of the Company at an exercise price of $10.50 per share for a period of five years, expiring on 16 March 2016, and subject to the TSX Venture Exchange’s approval.

Cash Position and Share Structure Update

Rare Element has also had a total of 1,331,271 warrants, 67,137 brokers’ warrants and 364,500 options exercised since January 1, 2011 and has cash on hand of approximately $71.5 million dollars and 43,455,173 common shares outstanding. There are only 119,287 warrants and 316,503 agent’s warrants outstanding with exercise prices of $4.75 and $9.00 expiring from April 13, 2012 and December 22, 2012, respectively.

The Company’s budget for 2011 is approximately $15 million which includes completion of an updated REE resource estimate, REE and gold drilling programs, metallurgical confirmation and optimization test, and preparation of a NI 43-101 compliant pre-feasibility study on the rare earth elements deposit at in Crook County, Wyoming.

Correction to Gold Resource News Release

Rare Element notes that the news releases dated March 14, 2011 outlining the Companies first ever gold resource estimate on the Sundance gold project contained the correct details in the table which outlined the resources in detail. However, one paragraph discussing the Smith gold resource estimate used the word “ounces” which should have read “grams” in two places. The sentence should have read: “The new Smith resource includes 25.2 million tonnes grading 0.50 grams of gold/tonne at a cutoff of 0.15 gpt.” Please refer to the news release dated March 14, 2011 for the full details of the NI 43-101 compliant gold resource estimate.

Rare Element Resources Ltd (TSX-V: RES & AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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